UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41734

Aurelion Inc.

21st Floor, 100 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Explanatory Note

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953) and related prospectus, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Aurelion Inc. Announces New Chief Executive Officer and Board Composition

Aurelion Inc. (the “Company”) today announced that Mr. Chang-Wei Chiu will succeed Mr. Moore Xin Jin as Chairman of the Board of Directors and the Chairperson of the Compensation Committee of the Company, effective on June 30, 2026. In addition, Mr. Frank Zheng will succeed Mr. Björn Schmidtke as Chief Executive Officer of the Company, effective on June 30, 2026. The departure of Mr. Moore Jin and Mr. Björn Schmidtke was not due to any disagreement with the Company. The Company also announced that Mr. Tokihiko Shimizu will be appointed as an independent director of the Company, effective on June 30, 2026.

Mr. Chang-Wei Chiu served as a director of Cango Inc. (NYSE: CANG) from July 2025 to April 2026. He has extensive experience in investment management and corporate finance, particularly in the digital asset and technology sectors. From 2021 to 2022, Mr. Chiu served as the Chief Investment Officer of Antalpha Capital (BVI) Limited, where he was responsible for overseeing investment strategies relating to digital assets and other alternative investments. From June 2017 to April 2021, he served as a Managing Partner of Armada Capital Holdings Limited, an investment firm focusing on growth opportunities in technology and related industries. From May 2014 to February 2017, Mr. Chiu served as the Chief Financial Officer of Chi Chuang Technologies Inc. From February 2010 to November 2013, he served as Vice President of Investments at Yang Ming Medical Group. Earlier in his career, from February 2008 to July 2009, Mr. Chiu worked as a trader at MF Global. Mr. Chiu holds a bachelor’s degree in business administration from the University of Southern California, with a specialization in mergers and acquisitions.

Mr. Frank Zheng served as the Chief Executive Officer of NorthStar from 2024 to 2026, where he managed the digital assets lending and asset management business of NorthStar. Mr. Zheng joined Binance in 2019 and held various roles in the digital asset space before serving as Head of Binance Earn and Mining Pool from 2021 to 2023, where he was responsible for business growth, operations, product development, and team management. Prior to that, Mr. Zheng worked at Uber from 2015 to 2019, focusing on driver growth and product operations across the China and Europe, Middle East and Africa (EMEA) regions. Mr. Zheng received a Bachelor’s degree in Finance from the University of Nottingham in 2015, a Master’s degree from Northwestern University and a Master’s degree from the Hong Kong University of Science and Technology in 2026.

Mr. Tokihiko Shimizu is a seasoned investment professional with nearly 20 years of experience, and a certified pension actuary. He is the founding partner of Fiducia Inc. and has served as its representative director since June 2020. He has also served as a partner of Fiducia Investment Management Pte. Ltd. since December 2025. Previously, Mr. Shimizu served as chief executive officer and representative director of Japan Post Investment Co., Ltd. from February 2018 to March 2019 and as senior managing director of Japan Post Bank Co., Ltd. from October 2015 to January 2020. Earlier in his career, he held leadership positions at Japan’s Ministry of Health, Labour and Welfare and related institutions, including as director-general of the research department of the Government Pension Investment Fund (GPIF) and as director of the research office of the business planning division of the Pension Bureau of the Ministry of Health, Labour and Welfare. Mr. Shimizu received a Bachelor of Science in Mathematics from Sophia University in 1987.

The Company appreciates Mr. Moore Xin Jin and Mr. Björn Schmidtke’s contributions in guiding the Company through a transformative period and wishes them every success in their future endeavors.

“These leadership transitions reflect the natural evolution of our Company as we scale our business and deepen our strategic capabilities,” said Mr. Chang-Wei Chiu, incoming Chairman of the Board. “We are fortunate to have assembled an exceptional team — Mr. Zheng brings deep operational expertise in digital assets and technology, and Mr. Shimizu’s appointment as independent director further strengthens our governance framework and brings invaluable institutional investment perspective to the Board. The Board is confident that this team is well-positioned to drive long-term value creation for our shareholders.”

Mr. Frank Zheng, the new Chief Executive Officer, added: “I am honored to lead Aurelion at such an exciting time. The foundation built by the prior leadership team is strong, and I look forward to working with the Board and our talented team to execute on our strategic roadmap and deliver sustainable growth.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: June 30, 2026	By:	/s/ Frank Zheng
	Name:	Frank Zheng
	Title:	Chief Executive Officer

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